Exhibit (a)(1)(i)

SILVER POINT PRIVATE CREDIT FUND

c/o Silver Point Private Credit Fund Management, LLC

Two Greenwich Plaza, Suite 1

Greenwich, Connecticut 06830

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

August 4, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Silver Point Private Credit Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, the sale of Shares that have been issued after October 1, 2025 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder), which will reduce your proceeds by 2%. Note that the Fund’s Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, the Fund may not apply the early repurchase deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. In addition, the sale of Shares may also be subject to income and transfer taxes. The tender offer period will begin on August 4, 2026 and end at 11:59 p.m., Eastern Time, on August 31, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or email to the Fund’s Transfer Agent, U.S. Bancorp Fund Services, LLC, per below or as instructed in the Letter of Transmittal.

Silver Point Private Credit Fund

c/o U.S. Bancorp Fund Services, LLC

615 East Michigan Street, Milwaukee, WI 53202

tenders@usbank.com; alternativefundsupport@usbank.com; IROPS@silverpointcapital.com

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on August 31, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 844-925-9600.

Sincerely,

Silver Point Private Credit Fund